SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                         Harnischfeger Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    413345109
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,834,150 shares, which constitutes approximately 8.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 47,941,690 shares outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 19, 1998, as amended by Amendment No. 1 dated May 29, 1998, as amended by Amendment No. 2 dated August 12, 1998, as amended by Amendment No. 3 dated October 12, 1998, as amended by Amendment No. 4 dated April 6, 1999, as amended by Amendment No. 5 dated April 13, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Harnischfeger Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.    PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding at the end thereof the following:

      In light of the recent events announced by the Issuer in its press release earlier today, the Reporting Persons have determined to terminate their solicitation of stockholder consents and, in that connection, have sent to the Issuer's new Chairman the letter attached hereto.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

     Exhibit 99.2 -- Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

      Exhibit 99.3 -- Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, previously filed.

     Exhibit 99.4 -- Letter to the Chairman of the Board of the Issuer, dated May 25, 1999, filed herewith.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:      May 25, 1999


                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President


                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President


                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President


                                     PORTFOLIO FF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   PORTFOLIO GENPAR, L.L.C.,
                                           a Delaware limited liability
                                           company, General Partner


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     PORTFOLIO GENPAR, L.L.C.,
                                     a Delaware limited liability company


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President



                                      /s/ W.R. Cotham
                                     W.R. Cotham
                                     Attorney-in-Fact for:

                                           THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W.R. Cotham et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

  99.3 Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, previously filed.

  99.4 Letter to the Chairman of the Board of the Issuer, dated May 25, 1999, filed herewith.